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BP 3/4 *

SECU[barcode]SION

08026017

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 49672 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NFP Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 Capital of Texas Hwy South, Bldg 2, Suite 125
(No. and Street)

| Austin | Texas | 78746 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly Yin 512-697-6940
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricwaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

| 2001 Ross Ave., Suite 1800 | Dallas | Texas | 75201 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
MAR 0 6 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 25 2008
Washington, DC
104

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

JD 3/5/08

# OATH OR AFFIRMATION

I, Kelly Yin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NFP Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINE C. WALKER
MY COMMISSION EXPIRES
October 20, 2009

Kelly Yin
Signature

VP, Controller, FINOP
Title

Christine C Walker
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**NFP Securities, Inc.**
**Table of Contents**
**December 31, 2007**

**Page(s)**

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

## Report of Independent Auditors

To the Board of Directors and Shareholders of
NFP Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of NFP Securities, Inc. at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 18, 2008

## NFP Securities, Inc.
### Statement of Financial Condition
### December 31, 2007

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 101,253,055 |
| Cash segregated in compliance with Federal and other regulations | | 105,000 |
| Securities owned, at market | | 56,199 |
| Receivable from brokers, dealers and clearing firms | | 3,452,066 |
| Receivable from affiliates | | 142,666 |
| Other assets | | 531,063 |
| **Total assets** | $ | 105,540,049 |
| **Liabilities and shareholder's equity** | | |
| Securities sold, not yet purchased | $ | 76,460 |
| Payable for concessions, commissions and fees | | 4,076,063 |
| Accounts payable and other accrued liabilities | | 3,980,386 |
| Payable to affiliates | | 75,147,113 |
| **Total liabilities** | | 83,280,022 |
| **Shareholder's equity** | | |
| Common stock, par value $1.00 per share, 500 shares authorized, 100 shares issued and outstanding | | 100 |
| Additional paid-in capital | | 5,104,312 |
| Retained earnings | | 17,155,615 |
| **Total shareholder's equity** | | 22,260,027 |
| **Total liabilities and shareholders' equity** | $ | 105,540,049 |

The accompanying notes are an integral part of this financial statement.

## 1. Organization and Nature of Business

NFP Securities, Inc. ("Company"), a Texas Corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and a registered investment advisor. The Company is an introducing broker that provides securities brokerage services to affiliated and non-affiliated entities and registered representatives.

The Company is a wholly owned subsidiary of National Financial Partners Corp. ("Parent"). The Parent has acquired financial services entities ("Firms") through the execution of certain agreements ("Merger Agreements"). Individuals ("Principals") manage the Firms under management agreements ("Management Agreements") with the Parent. The Parent requires the majority of Principals and Firms to transact all securities related activities through the Company. The revenue earned by the Firms is assigned to the Company under the Merger Agreements and Management Agreements. The Company provides administrative services to the Firms pursuant to administrative services agreements ("Administrative Services Agreements").

The Firms form a national distribution network that offers financial services, including life insurance and wealth transfer, corporate and executive benefits, and financial planning and investment advisory services to the high net worth and growing entrepreneurial corporate markets.

## 2. Significant Accounting Policies

*General*

The financial statements of the Company are presented on the accrual basis of accounting. The Company does not carry customer accounts or hold funds or securities for customers, but operates as an introducing broker on a fully disclosed basis and forwards all transactions to one of two clearing broker-dealers ("clearing brokers") or directly to the product fund or carrier.

*Securities Transactions*

Customers' securities transactions are reported on a settlement date basis. Customer accounts are held by the clearing broker or other unaffiliated financial institutions.

Securities owned and securities sold, not yet purchased are stated at quoted market values and represent securities positions of the Company that are results of trades executed on behalf of customers, which are subsequently not honored by the customers.

*Income Taxes*

The accounts of the Company are included in the consolidated federal income tax return filed by the Parent. Deferred tax assets or liabilities are computed based on the difference between

the financial statement and income tax basis of assets and liabilities. The amount of current and deferred income taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

***Cash and Cash Equivalents***
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents include investments in money market mutual funds and commercial paper.

***Cash Segregated in Compliance with Federal and Other Regulations***
Cash segregated in compliance with Federal and other regulations represents deposits required by the FINRA to be segregated by the Company for breakpoint discounts that may be payable to customers.

***Estimates***
The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

***Recent Accounting Pronouncements***
*Financial Accounting Standards Board ("FASB") Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 ("FIN 48")*
FIN 48 requires that management determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The Company has implemented FIN 48 in the current year, however, the implementation did not have a material affect on the Company's financial statements due to the indemnification in the tax sharing agreement with the Parent with respect to any such items.

## 3. Deposits Held by Clearing Brokers and Clearing Organizations

Under the terms of the clearing agreements between the Company and the clearing brokers and clearing organizations, the Company is required to maintain a certain level of cash on deposit with the clearing brokers and clearing organizations. Should the clearing brokers and clearing organizations suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing brokers and clearing organizations. Included in other assets on the Statement of Financial Condition is $160,000 of funds on deposit with the clearing brokers and a clearing organization.

## 4. Related Party Transactions

The Company has extensive transactions and relationships with affiliate companies. Because of these relationships, the terms of these transactions may not be the same as those that would result from transactions among unrelated parties.

The Company has an expense agreement with NFP Insurance Services, Inc. ("NFPISI"), a wholly owned subsidiary of the Parent, in which NFPISI pays overhead expenses of the Company, including compensation and benefits, occupancy, advertising and promotional, communications and data processing and other expenses. The Company reimburses NFPISI for such expenses. At December 31, 2007, an amount payable to NFPISI of $2,019,846 is included in payable to affiliates in the accompanying Statement of Financial Condition. In addition, the Company receives other income and pays certain marketing expenses to NFPISI under a networking support allowance agreement. At December 31, 2007, an amount payable to NFPISI of $564,253 is included in payable to affiliates in the accompanying Statement of Financial Condition.

The Statement of Financial Condition includes $22,609 of receivables and $55,032,931 of payables related to the Management Agreements. Included in payable to affiliates at December 31, 2007 is $16,625,314 of allocated costs payable to the Parent. These amounts are included in the receivable from affiliates and payable to affiliates in the accompanying Statement of Financial Condition.

The Statement of Financial Condition also includes $120,057 of receivable from the Parent's acquired firms, and $904,769 of payable to the Parent related to intercompany operating expense allocations.

## 5. Distributions to Parent

During 2007, the Company made distributions to its Parent in the amount of $91,000,000. As a registered securities broker-dealer, SEC Rule 15c3-1 requires the Company to provide written notice to its regulator for any such dividend or capital distribution should certain criteria be met. The regulator may prohibit the Company from making future cash dividend payments to the Parent if the resulting reduction to shareholder's equity would meet or exceed the defined criteria. The Company's management does not anticipate any future restrictions on dividends or capital distributions.

## 6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that

the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company's net capital of $20,588,644 was $15,048,740 in excess of its required minimum net capital of $5,539,904. The Company's ratio of aggregate indebtedness to net capital was 4.04 to 1 as of December 31, 2007.

## 7. Retirement Plan

Effective January 1, 2001, the Parent established the National Financial Partners Corp. 401(k) Plan ("the Plan") under Section 401(k) of the Internal Revenue Code. Eligible employees of the Company may participate in the Plan established by the Parent. To be eligible, employees must have reached the age of 21 and completed three months of service. The Company matches employee contributions at a rate of fifty percent, up to six percent of eligible compensation.

## 8. Stock Incentive Plan and Employee Stock Purchase Plan

Effective January 1, 2006, the Parent allocates stock option expenses associated with the Company's employee stock incentive plan.

Effective January 1, 2007, the employees of the Company participate in an employee stock purchase plan ("ESPP Plan") sponsored by the Parent. Certain costs of the ESPP Plan are allocated to the Company by the Parent.

## 9. Credit Risk and Financial Guarantees

The Company maintains its cash in bank depository accounts, which, at times, may exceed federally insured limits. The Company selects depository institutions based, in part, upon management's review of the financial stability of the institutions. To date, the Company has experienced no losses in its depository accounts. At December 31, 2007 approximately 87% of cash and cash equivalents were held at a single institution.

The Company clears securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from counterparties failure to fulfill their contractual obligations. This right applies to all trades executed through the clearing brokers, and therefore the Company believes there is no maximum amount assignable to this right. At December 31, 2007, the Company has recorded no liabilities with regard to the right.

The Company is further exposed to credit risk for commissions receivable from the clearing brokers and other unaffiliated institutions. Such credit risk is generally limited to the amount of receivable from brokers, dealers, and clearing organizations.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

## 10. Commitments and Contingencies

From time to time, the Company may be involved in litigation relating toclaims arising in the ordinary course of business. Management believes that there are no claims or matters pending against the Company which would have a material impact on the Company's financial position, results of operations or cash flows.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

## Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Shareholders of
NFP Securities, Inc.

In planning and performing our audit of the financial statements of NFP Securities, Inc. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

PRICEWATERHOUSECOOPERS

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 18, 2008

END